Carlos Ramirez +1 858 550 6157 cramirez@cooley.com	By EDGAR

October 25, 2024

Julie Sherman

Jeanne Baker

Juan Grana

Lauren Nguyen

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Beta Bionics Inc.

Draft Registration Statement on Form S-1

Submitted September 13, 2024

CIK No. 0001674632

Dear Ms. Sherman, Ms. Baker, Mr. Grana and Ms. Nguyen:

On behalf of our client, Beta Bionics, Inc. (the “Company”) we submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 10, 2024 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on September 13, 2024 (the “DRS”). Concurrently with the submission of this response letter, the Company has revised the disclosures in the DRS and is filing a Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this response letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1 submitted September 13, 2024

Prospectus Summary, page 1

1.	Please revise to briefly explain the hybrid closed-loop systems in contrast to your adaptive closed-loop algorithms.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 1, 100, 126 and 127 of DRS Amendment No. 1.

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October 25, 2024

Page Two

2.

We note the disclosure on page 44 that the iLet is currently only compatible with DexCom’s G6 and G7 iCGM devices and Abbott’s FreeStyle Libre 3 Plus CGM sensor. Please revise to explain whether a CGM, such as the DexCom G7 or the Abbott FreeStyle, is required in connection with the use of the iLet. If required, please highlight, both in your summary and your business disclosures, that the iLet requires the purchase and use of a third-party sensor that is not manufactured or sold by Beta Bionics. Please also further discuss the function of these CGMs.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 7, 42, 101 and 129 of DRS Amendment No. 1.

3.

We note your disclosure on page 1 that “[yo]ur initial commercialization efforts for the iLet are focused on the type 1 diabetes (T1D) market.” We also note your disclosure on page 4 that “[you] are promoting sales of the iLet through an internal sales organization, where [y]our initial direct sales efforts are focused on high volume endocrinology practices and then, over time, the larger, but more diffuse, multispecialty practices in primary care.” Please revise to clearly disclose the markets where the iLet is currently being offered. Please also provide a brief discussion on timing for your proposed expansion to multispecialty practices in primary care, and to international markets.

Response: In response to the Staff’s comment regarding disclosure of the markets where the iLet is currently being offered, the Company has revised its disclosure as requested on pages 1, 4, 9, 100, 109, 126, 129 and 132 of DRS Amendment No. 1. With respect to the timing of our proposed expansion to multispecialty practices in primary care and to international markets, the Company respectfully advises the Staff that it continues to analyze this expansion but does not currently have a specific timeline to disclose.

4.

We note your disclosure on page 1 that “[t]he average hemoglobin A1C (HbA1c), a measure of average blood-glucose (BG) levels over an extended period of time, among adults in the United States with T1D is 8.2%, and currently only about 20% of adults with T1D meet or exceed the American Diabetes Association (ADA) goal for HbA1c.” Please disclose the ADA goal for HbA1c.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 2 and 126 of DRS Amendment No. 1.

5.	We note your disclosure on page 2 regarding your net losses. Please revise to provide a brief explanation of these net losses. Please also discuss your accumulated deficit.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 2 of DRS Amendment No. 1.

Clinical and Real-World Data Demonstrate the Safety, Effectiveness and Simplicity of the iLet, page 2

6.

We note your disclosure that “[o]f the 5,190 iLet users who uploaded CGM readings to the Beta Bionics cloud over the first year after [y]our commercial launch (May 19, 2023 to May 18, 2024), 3,300 had at least three-weeks’ worth of iLet data and a pre-iLet baseline HbA1c value available. Data from these 3,300 users showed an overall improvement, from an average HbA1c of 8.5% to an average glucose management indicator (GMI)—a CGM surrogate for HbA1c—of 7.3%, which demonstrates a clinically meaningful improvement across this much larger patient population.” Please revise to explain how the baseline data was sourced. Please also clarify how GMI is a surrogate for HbA1c and explain how you can compare these two different measures, HbA1c and GMI, to demonstrate “a clinically meaningful improvement”.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

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October 25, 2024

Page Three

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 3 and 128 of DRS Amendment No. 1. To provide additional clarification regarding the use of the glucose management indicator (GMI) as a substitute for HbA1c, the Company has revised its disclosure and also respectfully advises the Staff on a supplemental basis that GMI has been widely accepted in the diabetes industry as a useful measure for connecting continuous glucose monitoring (CGM) metrics to laboratory A1c. GMI is frequently used as a substitute for HbA1c in remote monitoring (CGM) settings (which is what iLet users upload to the Beta Bionics cloud) given that HbA1c can typically only be measured in a laboratory setting.

7.

We note your reference to “real-world” iLet data from 3,300 users which showed an overall improvement in glycemic control. Please revise to describe how you measure “clinically meaningful improvement.”

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 3, 128 and 131 of DRS Amendment No. 1.

8.

We note your disclosure that “participant cohorts within important subgroups among the overall T1D population, including adults, children, those with starting HbA1c levels greater than 7%, those on MDI, and those on insulin pump therapy without automation, who used the iLet also demonstrated statistically significant and clinically relevant improvements in glycemic control versus the standard of care.” Please revise your summary disclosures to quantify this statistical significance. Please also add a cross reference to the more fulsome disclosure regarding the BPPT starting on page 139. We also note your disclosure that results from the BPPT “stand in contrast to those of multiple other large T1D population trials, each with thousands or tens-of-thousands of participants, in which it has been observed that a higher frequency of active glucose monitoring was strongly associated with a lower HbA1c level, and a higher frequency of user-initiated corrective dosages from a sensor-augmented insulin pen or a hybrid closed-loop system correlated strongly with improvements in the amount of time PWD experienced BG levels within the range associated with effective control, or time in range”. Please note the studies that are being referenced here.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 3, 128 and 157 of DRS Amendment No. 1. With respect to the Staff’s request that the Company revise the summary disclosures to quantify the statistical significance with respect to the Bionic Pancreas Pivotal Trial, given the level of detail needed to fully explain and quantify the statistical significance, the Company has determined that such explanation would not be appropriately situated in the Overview section and instead incorporated a cross-reference to the relevant Business section.

Commercial Opportunity and Strategy, page 3

9.

We note your disclosure on page 3 that “[t]he T1D total addressable market for insulin pumps in the United States is estimated to be approximately $6 billion and is forecasted to grow at approximately 2% per year (in line with overall population growth).” We also note your disclosure that “[t]he value of the existing pump market in the United States was estimated to be approximately $2 billion in 2023, with a projected compound annual growth rate (CAGR) of 11% through 2027” and that “[a]pproximately two-thirds of people with T1D in the United States do not currently utilize a pump for insulin treatments and instead receive MDI from either a syringe or an insulin pen...[t]his U.S. patient population, though declining at an approximate 9% CAGR, would be valued at $4 billion if fully converted to pumps.” Please revise to substantiate each of these figures, including the $6 billion total addressable market for T1D insulin pumps in the United States. Please also discuss any assumptions relied upon when forecasting market growth and the conversion of persons with T1D from syringes and/or insulin pens to insulin pumps. Finally, please clarify here, as you do on page 10, that iLet is currently only authorized by the FDA for treatment of T1D in adults and children six years of age or older.

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October 25, 2024

Page Four

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 3, 4, 142 and 143 of DRS Amendment No. 1.

10.	Please revise to clarify that it is management’s belief that the commercial opportunity for the iLet in T1D is substantial.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 3 and 142 of DRS Amendment No. 1.

Potential New Pump Adopters: Approximately Two-Thirds of the Total T1D Population, $4 Billion Total Addressable Market, page 3

11.

We note your comparison to the DexCom G6 and its increased adoption to the potential for the iLet to dramatically expand the reach of insulin delivery technologies in the marketplace. Please revise to remove such disclosure or include clarifying and balanced disclosure that DexCom is not your product and that you cannot provide any assurance that such potential will be reached.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 4 and 143 of DRS Amendment No. 1.

Product Development Pipeline and Future Initiatives, page 4

12.

We note that you have various products currently in development, including: an insulin pump that is designed to adhere directly to the skin and administer insulin without the need for tubing, a bihormonal configuration of the iLet, which combines automated delivery of insulin and glucagon, and a pump-compatible glucagon formulation. We also note that you intend to pursue expanded use of the iLet to treat people with insulin-dependent T2D. Please revise to discuss the current stage of development of each of these product candidates and/or expanded indications. Please also briefly discuss the regulatory approvals that will be required in connection with each of these product candidates. As an example only, we note your disclosure that “[you] expect to initiate pivotal clinical trials and seek FDA device clearance for [y]our bihormonal configuration and, if successful, seek FDA marketing authorization for this configuration, as well as FDA approval for a pump-compatible formulation of glucagon for chronic usage.” Please clarify the timing for initiation of the pivotal clinical trials and the FDA submission, as well as the applicable FDA regulatory pathway that you are contemplating for marketing authorization and clearance. Finally, please also update your risk factor disclosures, including on page 30, and your business disclosures, accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 4, 5, 8, 102, 130 and 162 of DRS Amendment No. 1. With respect to the Staff’s request regarding clarification of the timing for initiation of the pivotal clinical trials and the FDA

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October 25, 2024

Page Five

submission, the Company respectfully advises the Staff that it is still in early stages of development and does not currently have a specific timeline to disclose.

Our Strengths, page 7

13.

We note the disclosure that your technology is supported by an extensive intellectual property portfolio, which includes patents, know-how, trade secrets and licenses from the Trustees of Boston University and Xeris. Please revise to briefly discuss the material terms of these license agreements.

Response: In response to the Staff’s comment, the Company has revised its disclosures as requested on page 8 of DRS Amendment No. 1.

Risk Factors

The market opportunities for our iLet for the treatment of diabetes may be smaller than we anticipated., page 22

14.

We note your disclosure that “[e]ven though [you] have obtained a significant market share for [y]our iLet, because the potential target populations could be smaller than [you] expect, [you] may never achieve profitability without obtaining regulatory clearance for the iLet in additional indications.” Please revise to explicitly note that iLet does not currently have regulatory approval for T2D. Please also discuss the current market share for iLet.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 24 of DRS Amendment No. 1.

Competing products, therapeutic techniques or other technological developments and breakthroughs for the monitoring, treatment..., page 23

15.

We note your disclosure that “[you] have designed [y]our hardware products to resemble modern consumer electronic devices to address certain functionality concerns consumers have raised with respect to traditional pumps.” Please revise to briefly discuss these functionality concerns to provide context for your disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 26 of DRS Amendment No. 1.

Our results of operations will be harmed if we are unable to accurately forecast customer demand for our products and manage our inventory., page 23

16.

We note your disclosure that “in the first 12 months after the release of the iLet, [you] faced demands that exceeded [y]our existing supply of the iLet, which resulted in backorders.” Please briefly discuss these demands, and explain whether the resulting backorders materially impacted your results of operations. Please also explain whether and how you have undertaken efforts to mitigate the potential impact of an increase of demand on your manufacturing capacity.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 25 and 26 of DRS Amendment No. 1.

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October 25, 2024

Page Six

We are subject to a post-market surveillance order issued by the FDA for our iLet. If the FDA determines that our iLet does not perform..., page 32

17.

We note your disclosure that the FDA has notified you that the iLet is subject to a mandatory post-market surveillance order under Section 522 of the FDCA, which authorizes the FDA to require a manufacturer to conduct post-market surveillance for devices that meet certain criteria and that “the FDA determined that the failure of the iLet would be reasonably likely to have serious adverse health consequences”. Please revise your summary to discuss this post-market surveillance order. We also note your disclosure that “[t]he FDA issued this 522 Order based on its concerns with the limited safety and effectiveness data for the iLet Dosing Decision Software in certain intended use populations, incidence rates of rare adverse events associated with device use, and the limited safety and effectiveness data for specific design features (i.e., lack of conventional open-loop mode, the BG-run feature, body weight only initialization, handling of unannounced meals, and use of lower and higher glucose targets for the device).” Please revise to explain each of the rare adverse events and discuss the incidence rates. Please also revise the risk factor disclosure on page 37 to discuss adverse events and the rates of severe hypoglycemia and DKA associated with iLet.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 35, 40 and 41 of DRS Amendment No. 1.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Overview, page 95

18.

We note your disclosure that “[you] are also optimizing [y]our direct sales efforts by growing, in parallel, an internal customer support team. All of this has been supplemented with strategic marketing initiatives and a targeted campaign [you] call the “Bionic Universe,” which is built around a community of iLet users, caregivers, and key opinion leaders (KOLs) who share their stories to inspire others.” Please revise to discuss the markets where Bionic Universe is currently operating. Please also provide additional detail regarding how you educate your potential and current users regarding the operation of the iLet.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 102, 129 and 133 of DRS Amendment No. 1 to consider the Bionic Universe as well as mechanisms utilized by the Company to educate current and potential users on the operation of the iLet.

19.

You disclose that in addition to the iLet, you sell single-use products that are used together with the iLet, including cartridges for storing and delivering insulin, as well as infusion sets that connect the insulin pump to a user’s body. Please revise to briefly discuss these single-use products including the cartridges for storing and delivering insulin and infusion sets. Also clarify whether the single-use products are sold with the initial sale of the iLet.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 102 of DRS Amendment No. 1 to address the single-use products used with the iLet. To further clarify, these single-use products are sold separately from the iLet and are not bundled with the initial sale of the iLet to the Company’s customers, the distributor and pharmacy partners.

License and Collaboration Agreements, page 97

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Page Seven

20.

Please revise your disclosures in this section regarding the license and collaboration agreements to discuss the various regulatory milestones that you are required to meet. As an example only, we note your disclosure on page 98 regarding the device license agreement with Boston University that “[you] have satisfied all the milestones set forth under the Device License Agreement required to be achieved to date, with specified regulatory milestones remaining to be achieved in connection with [y]our development of the Licensed Products and Licensed Processes.” Please also ensure that you have disclosed material commercial terms applicable to each agreement, including your commercialization agreements with DexCom and Abbott Diabetes Care.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 103, 104, 166, 167 and 169 of DRS Amendment No. 1. With respect to the device license agreement with Boston University, the Company has revised its disclosure to add the types of milestones and respectfully advises the Staff that the Company considers the specific regulatory milestones that are required to be met by the Company as private and confidential information, and such specific information is not material. With respect to the control license agreement with Boston University, the Company respectfully advises the Staff that the Company has achieved all of the various regulatory milestones under such agreement and has thus removed the description of the milestones as such milestones are no longer relevant. The Company otherwise confirms that it has disclosed all material commercial terms applicable to each of the agreements disclosed in the section regarding the license and collaboration agreements, including its commercialization agreements with DexCom and Abbott Diabetes Care.

Key Factors Affecting Our Performance, page 103

21.

We note your disclosure on page 105 that “[yo]ur costs are subject to fluctuation, and [you] continue to evaluate contributing factors, specifically those leading to inflationary cost increases in logistics, price of raw materials, cost of labor, transportation and operating supplies.” Please revise to discuss, either here or elsewhere in your registration statement, the source of the raw materials used in your products. Refer to Item 101(h) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 110 and 111 of DRS Amendment No. 1 to clarify the source of the raw materials used in the Company’s products.

Results of Operations

Research and Development Expenses, page 109

22.

We note the significance of your research and development expenses. Please revise future filings to provide more detail for your research and development expenses for each period presented, including but not limited to by product candidate as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 112, 115 and 116 of DRS Amendment No. 1. The Company has revised its disclosure to categorize research and development expense by the nature of the expense. The Company respectfully advises the Staff that it does not track research and development expenses by product candidate. Many of these expenses are focused on the Company’s single product, the iLet. As such the Company does not track research and development expenses in sufficiently reliable detail to disclose such expenses by product/program as R&D expense are currently being incurred to develop new indications of the Company’s current product.

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October 25, 2024

Page Eight

23.

We note that research and development expenses were $31.4 million for the year ended December 31, 2022, compared to $17.9 million for the year ended December 31, 2023 and that the decrease of $13.5 million was primarily attributable to a $12.3 million decrease in research and development activities and associated spend as a result of the commercialization of the iLet in May 2023 and the remaining $1.2 million decrease was attributable to a decrease in payroll and payroll related expenses associated with a reduction in headcount. Please revise to explain why your research and development activities decreased in connection with the commercialization of the iLet in May 2023. Please also briefly discuss the reduction in headcount.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 115 and 116 of DRS Amendment No. 1.

Critical Accounting Policies and Estimates

Determination of Fair Value of Our Class B Common Stock and Series C Convertible Preferred Stock, page 115

24.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances, and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff regarding how to submit your response.

Response: The Company acknowledges the Staff’s comment and undertakes that, once an estimated offering price is available, it will provide the Staff with a supplemental letter containing the fair value underlying its equity issuances and an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

Business

Our Solution: The iLet Bionic Pancreas, page 129

25.

We note your disclosure on page 130 that the iLet includes a wirelessly rechargeable battery. Please revise to state the required charging frequency for the battery understanding it may be a range based on usage and settings, and clarify how this compares to other insulin pumps.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 139 of DRS Amendment No. 1.

26.

We note your disclosure on page 131 regarding the three adaptive algorithms that power the iLet, including that “[yo]ur adaptive basal insulin algorithm obviates the need for the user to set, or even know, their basal-rate profile.” Please revise this section to provide a more thorough explanation of how your three algorithms utilize patient data provided by the CGM and any other relevant sources to “understand the user’s distinct patterns of food intake and insulin needs, allowing the iLet to make all insulin dosing decisions with minimal human intervention.”

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 139 of DRS Amendment No. 1.

The iLet Bionic Pancreas Pivotal Trial (BPPT) testing the iLet in adults and children with T1D, page 139

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Page Nine

27.

We note your disclosure on page 144 that “[i]n the primary analysis (adults and children randomized to either iLet-A/L or SC) a total of 244 adverse events were reported among 126 patients in the iLet-A/L group and 10 adverse events were reported in eight patients in the SC group. There were 214 episodes of hyperglycemia with or without ketosis reported in the iLet-A/L group and two reported in the SC group.” Please revise to discuss these reported adverse events, and in particular, explain which adverse events were not due to infusion set failure. Please also briefly explain the cause of infusion set failures.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 152 and 153 of DRS Amendment No. 1.

Competition, page 156

28.

We note your disclosure that you “compete with a number of companies that manufacture and sell insulin pumps, such as Medtronic, Tandem, and Insulet” and that you “also compete with a number of companies that manufacture prefilled insulin syringes and insulin pens, such as Abbott, Eli Lilly, Medtronic, and Novo Nordisk A/S” and “face competition from a number of companies, medical researchers and pharmaceutical companies that offer or are pursuing competing delivery devices, technologies and procedures, such as inhalable insulin products, as well as companies with approved therapeutics or in-development therapeutic candidates impacting diabetes.” Please revise to discuss how you compare to these competitors. We note your disclosure on page 3 that “[t]he market is concentrated primarily among three leading competitors—Medtronic plc (Medtronic), Tandem Diabetes Care, Inc. (Tandem), and Insulet Corporation (Insulet), who collectively hold approximately 96% market share.”

Response: In response to the Staff’s comment, the Company has revised its disclosures as requested on pages 24 and 163 of DRS Amendment No. 1. Furthermore, the Company respectfully advises the Staff that the Company considers Medtronic plc, Tandem Diabetes Care, Inc. and Insulet Corporation, who collectively hold approximately 96% of the insulin pump market share, to be its primary competitors. The Company generally refers to other pharmaceutical companies to represent the number of potential competitors who could be or are currently active in varying degrees in the medical device industry. Thus, comparing the iLet against every potential competitor would not provide additional material information to potential investors when assessing the Company’s competitor landscape.

Executive And Director Compensation

Limitations of Liability and Indemnification Matters, page 202

29.

We note your disclosure that your amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering will authorize you to indemnify your directors, officers, employees and other agents to the fullest extent permitted by Delaware law. We also note your disclosure that you have entered, and intend to enter, into indemnification agreements with each of your directors and executive officers. Please revise your risk factor disclosure to discuss the risk to investors from these provisions.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 85 and 86 of DRS Amendment No. 1.

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October 25, 2024

Page Ten

Description Of Capital Stock, page 211

30.	Please revise to describe the terms, including voting rights, of the common stock to be issued in connection with this offering. Please also describe the terms of your outstanding warrants.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 221 to 223 of DRS Amendment No. 1.

31.

We note your disclosure that under the amended and restated certificate of incorporation, your board of directors will have the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series. Please revise your risk factor disclosure to discuss the risk to investors from the future issuance of shares of preferred stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 82 of DRS Amendment No. 1.

Audited Financial Statements as of December 31, 2022 and 2023, and for the Years Ended December 31, 2022 and 2023

Concentrations of Credit Risk and of Significant Suppliers, page F-8

32.

We note your disclosure that you are exposed to concentration risk as it relates to your distributors, including that your top four distributors represented approximately 70% of your total sales for the year ended December 31, 2023. Please revise your risk factors to discuss this concentration risk.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 21 of DRS Amendment No. 1.

Note 3. Revenue, page F-18

33.

We note your presentation of disaggregated revenues by sales channel. Please tell us what consideration was given to disclosing product sales (i.e. separately present the iLet product and single use products) and software. Refer to ASC 280-10-50-40 and examples in ASC 606-10-55-89 through 55-91. This presentation would help differentiate between revenue which is recognized at a point in time from your revenue recognized over time. Refer to ASC 606-10-50-5.

Response: The Company respectfully acknowledges the Staff’s comment and believes that disaggregating product revenue separately from software revenue does not best reflect the economic factors that influence the nature, amount, timing and uncertainty of revenue and cash flows. The Company considered the guidance in ASC 606-10-55-90 in evaluating how its revenue is presented for other purposes, noting that the Company internally does not focus on product revenue separately from revenue associated with the software.

In considering the example in ASC 606-10-55-91(f), the Company specifically considered all product revenue is recognized at a specific point in time, with a portion deferred for unspecified software updates and access to the mobile application. The deferred revenue for software updates is recognized ratably over a four-year period and constitutes only 0% and 0.06% of total revenue for the years ending December 31, 2022, and 2023, respectively, amounts that the Company does not consider material. Additionally, the Company has disclosed the revenue to be recognized from deferred revenue for each subsequent year separately in Note 3. Revenue of the accompanying financial statements, which is discussed on page F-18 of DRS Amendment No. 1. Such disclosure informs investors about the materiality of such revenue in future periods. Accordingly, since the timing of transfer is material at a point in time, rather than over time, the Company did not consider this a relevant factor for best depicting economic factors associated with uncertainty of revenue and cash flows.

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October 25, 2024

Page Eleven

General

34.

We note the gatefold graphics with photos of the iLet and a comparison of hybrid and adaptive closed-loop systems. Please clarify whether the person shown on the first gatefold graphic represents an actual iLet user. Please also prominently disclose that the Abbott and Dexcom CGMs are not manufactured or sold by Beta Bionics. Finally, please also revise the second gatefold graphic to clarify that while the iLet “determines and delivers 100% of all insulin doses” it does still require user input identifying meal sizes. To that end, we note your disclosure on page 131 that “the user makes a simple declaration that an upcoming meal will be within historical norms, “the usual for me,” or higher or lower than typical.”

Response: In response to the Staff’s comment, the Company has revised the gatefold graphics as requested in the DRS Amendment No. 1.

35.	We note that you make various statements regarding diabetes, persons with diabetes, and treatments for diabetes, including, but not limited to, the following:

•	Gatefold Graphic 3: “User makes up to 180 diabetes decisions throughout the day.”
•

Page 1: “There are approximately 1.8 million people with T1D currently in the United States, all of whom require daily insulin replacement to manage their disease. The average hemoglobin A1C (HbA1c), a measure of average blood-glucose (BG) levels over an extended period of time, among adults in the United States with T1D is 8.2%, and currently only about 20% of adults with T1D meet or exceed the American Diabetes Association (ADA) goal for HbA1c.”

•

Page 2: “Currently, approximately one-third of people with T1D in the United States utilize insulin pumps or hybrid closed-loop systems, while the majority receive their daily insulin via MDI therapy, which is less complex, but often less effective, and associated with higher HbA1c levels.”

•

Page 4: “Hypoglycemic episodes are responsible for over half of all emergency room visits by PWD each year, despite their relatively low frequency. Approximately one-third of people living with T1D can also be classified as “hypo unaware,” a condition that prevents them from sensing a pending hypoglycemic event and puts them at increased risk for suffering a severe hypoglycemic episode without warning.”

•	Page 5: “Among the T2D population, approximately 1.8 million require intensive insulin therapy, but fewer than 10% have adopted pump technology to date.”
•	Page 5: “There are approximately 36 million people with T2D in the United States, of whom an estimated 1.8 million require intensive insulin therapy.”
•	Page 7: “We have developed a significant body of clinical data that demonstrates the safety, effectiveness and simplicity of the iLet.”

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October 25, 2024

Page Twelve

•	Page 126: “Diabetes is estimated to shorten overall life expectancy by 7-10 years on average.”
•	Page 126: “In addition to the clinical burden of diabetes, the financial burden is substantial with an estimated annual cost to the U.S. healthcare system of over $400 billion.”

Please revise your disclosure to provide the basis for each of the above statements. In addition, to the extent that some of these statements are intended to be qualified to your belief, please revise to state the basis for your belief.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on Gatefold Graphic 3 and on pages 1, 2, 5, 6, 8, 131 and 134 of DRS Amendment No. 1.

36.

We note your disclosure on page 47 that “[you] rely on a number of suppliers who manufacture the components of the iLet. [You] have a supply agreement with Unomedical, an affiliate of ConvaTec Group Plc, for the production of infusion sets for [y]our iLet, a contract manufacturing agreement with PMC SMART Solutions LLC (PMC) for the manufacture of [y]our cartridge connectors and a supplier quality agreement with Maxon Precision Motors, Inc. (Maxon) for the supply of pump motors for [y]our iLet.” Please disclose the material terms of these agreements and file the agreements as exhibits to this registration statement or provide your analysis as to why such agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company does not believe that the agreements with (i) Unomedical, an affiliate of ConvaTec Group Plc; (ii) PMC SMART Solutions LLC; and (iii) Maxon Precision Motors, Inc. are material contracts that would be required to be disclosed in or filed with the DRS Amendment No. 1. The agreements are of the type that ordinarily accompanies the kind of business conducted by the Company, none of which the Company is substantially dependent upon, and the financial terms of the agreements are immaterial in amount and significance to the Company’s financial condition. In addition, there are alternative suppliers for each of the infusion sets, cartridge connectors and pump motors. For these reasons, the Company has determined that these agreements are not material contracts and do not meet any of the criteria that would require the Company to file the agreements under Item 601(b)(10) of Regulation S-K.

37.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

38.

Response: The Company acknowledges the Staff’s comment and will provide to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that has been or will be used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials have only been and will only be made available for viewing by potential investors during the Company’s presentations, and no copies have been or will be retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be submitted with, or a part of or included in, the DRS Amendment No. 1.

*   *   *

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

October 25, 2024

Page Thirteen

Please contact me at (858) 550-6157 or Charles S. Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s Comment Letter.

Sincerely,

Cooley LLP

/s/ Carlos Ramirez
Carlos Ramirez

cc:	Sean Saint, Chief Executive Officer, Beta Bionics, Inc.

Stephen Feider, Chief Financial Officer, Beta Bionics, Inc.

Charles S. Kim, Cooley LLP

Mark Weeks, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Ross McAloon, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com